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                                                                  Exhibit (a)(7)

To:        Australian Employees holding Eligible Options of Brio Software, Inc.
From:      Craig Brennan, President and CEO
Subject:   Australian Tax Information for Option Exchange Program
Date:      November 5, 2001

TO EMPLOYEES WHO ARE TAX RESIDENTS IN AUSTRALIA AND HOLDING OPTIONS TO PURCHASE COMMON STOCK OF BRIO SOFTWARE, INC., GRANTED ON OR AFTER AUGUST 3, 2000:

     We have received updated tax information for Australian tax residents who are considering participating in our offer to exchange eligible options for new options to purchase our common stock. Please disregard the discussion of Australian tax law (under the heading "Material Tax Consequences for Employees who are Tax Residents in Australia") in Section 15, pages 23-24, of the Offer to Exchange document distributed to you earlier today. The following information is intended to replace that discussion in its entirety:

MATERIAL TAX CONSEQUENCES FOR EMPLOYEES WHO ARE TAX RESIDENTS IN AUSTRALIA.

     The following is a general summary of the tax consequences of the exchange of options under the Offer for Australian tax residents. This discussion is based on Australian tax law as of the date of the Offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. ALL INTERNATIONAL OPTION HOLDERS SHOULD OBTAIN PROFESSIONAL ADVICE REGARDING THE APPLICABILITY OF FOREIGN TAX LAWS.

     Tax Treatment of Old Options

     If, on the original grant, you did not elect to be taxed at grant, when you elect to exchange your eligible options, this could give rise to a taxable event because the "cessation time" in relation to the options has occurred (you are deemed to have disposed of the options when you relinquish your rights to the eligible options exchanged). The amount to be included in assessable income is the difference between the amount of consideration received on disposal (in this case on relinquishing the old options) and the amount paid for acquiring the options.

     The difficulty in this case is to determine the value (if any) of the new options which are received in consideration of the old options. Technically the legislation provides deemed valuation rules for determining the "market value" of options. However these rules technically only apply to the grant of an option and not to determine the value of consideration. It is likely that the new options would be considered to have a value which would be taxable. Therefore at a minimum the company would need to obtain a valuation in order to determine this value. Typically the starting point for determining the value would be the market value of the underlying shares - however depending on the vesting schedule, that the options are non-transferable etc, it may be possible to argue a lower valuation.

     If, on the original award, you did elect to be taxed at grant, then when you elect to exchange your eligible options, this could give rise to capital gains tax "sale". The amount to be included in assessable income is the difference between the value of the new options and the taxed amount at grant (where options are taxed at grant, a statutory valuation applies).

     Again, the issue in this case is to determine the value of the new options. Again the company would be required to obtain a valuation in order to determine the value.

     Tax Treatment of New Options

     The important point to note in respect of the new options is that they will still be granted in connection with employment and therefore will still be caught within the employee share plan rules. The only exception to this is if

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they are granted at market value (as opposed to at a discount) and are therefore not within the employee share plan rules. In this instance, the new options would not be subject to tax on grant, nor on exercise and the shares would be subject to capital gains tax upon their ultimate disposal.

     For an exchange of options, the options would be considered to be granted at market value where the taxes paid on the old options are equal to the approximate market value of the options. The market value of the new options would be determined by reference to the deemed valuation tables in the legislation but may be able to be reduced as noted above. Again, a valuation would probably be required. Therefore, where an individual does not pay tax on the exchange of the options or they pay tax on a lesser valuation, the grant of the new options would be treated in the same manner as the old options when they were first granted. Where an individual elects to pay tax on grant they would pay tax based on the deemed valuation tables set out in the legislation. They would not pay tax on exercise of the option. They would however be liable to capital gains tax on the ultimate sale of the underlying shares. Capital gains tax would be payable based on the difference between the sales proceeds and the amount previously subject to tax on grant. Where the shares have been held for at least 12 months after the date of acquisition only half of the gain would be taxable.

     On the other hand, where an individual does not elect to pay tax on grant, they would be liable to income tax on exercise of the options based on the market value of the shares at this time. They would also be liable to capital gains tax on the ultimate sale of the underlying shares. Capital gains tax would be payable based on the difference between the sales proceeds and the amount previously subject to tax on exercise. Where the shares have been held for at least 12 months after the date of acquisition only half of the gain would be taxable.

     A paper copy of this e-mail will be provided to you without charge upon request to Haleh Carrillo, Brio Software, 4980 Great America Parkway, Santa Clara, California 95054, phone (408) 496-7417, fax (408) 496-7690, e-mail
stockadmin@brio.com.
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     If you have any questions about this update, please contact Haleh Carrillo at the coordinates listed above.

                                          Sincerely,

                                          Brio Software, Inc.

                                          Craig Brennan
                                          President and CEO